Exhibit 99.1

Digital Currency X Technology Announces Pricing of $5.0 Million Registered Direct Offering

NEW YORK, September 18, 2026 (GLOBE NEWSWIRE) -- Digital Currency X Technology Inc. (Nasdaq: DCX) (“DCX” or the “Company”), a digital asset treasury management company, today announced that it has entered into a definitive agreement with certain institutional investors for the purchase and sale of 23,809,530 Ordinary Shares (or pre-funded warrants in lieu thereof) in a registered direct offering, together with accompanying Series A warrants and Series B warrants, at a combined purchase price of $0.21 per Ordinary Share (or pre-funded warrant) and accompanying warrants, for gross proceeds to the Company of approximately $5.0 million, before deducting placement agent fees and other estimated offering expenses.

Each Ordinary Share is being sold together with one Series A warrant and one Series B warrant. The Series A warrants are exercisable for Ordinary Shares, have an initial exercise price of $0.44 per Ordinary Share, are exercisable immediately upon issuance and will expire 5 years from the date of issuance. Each Series B warrant is exercisable for one unit consisting of (i) one Ordinary Share and (ii) one new Series A warrant to purchase one Ordinary Share on the same terms as the original Series A warrants. The Series B warrants have an initial exercise price of $0.21 per unit, are exercisable immediately upon issuance and will expire 30 days from the date of issuance. The exercise prices of the Series A and Series B Warrants are subject to customary anti-dilution adjustments in connection with share splits, share combinations, dividend distributions, subsequent equity sales and other corporate restructurings.

The offering is expected to close on or about September 21, 2026, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which may include the acquisition, custody, holding, staking, management and disposition of digital assets and cryptocurrencies and related treasury and business operations, and the purchase of insurance coverage for the Company’s directors and officers.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The securities sold in the offering are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-281314), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 16, 2024. The offering of the securities will be made only by means of a prospectus supplement that forms a part of such registration statement. A prospectus supplement relating to the securities offered in the offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About Digital Currency X Technology

Digital Currency X Technology Inc. (Nasdaq: DCX) is a Cayman Islands exempted company headquartered in Hong Kong. Following the divestiture of its former China-based automotive business, the Company focuses on the digital asset sector, including on-chain data and information services provided through its DexTrader platform and digital asset treasury and ecosystem initiatives.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the completion, timing and size of the offering and the anticipated use of proceeds. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, including whether the Company will consummate the offering on the anticipated terms or at all, the satisfaction of customary closing conditions, prevailing market and other conditions, and the risks and uncertainties described under “Item 3.D. Risk Factors” in the Company’s most recent Annual Report on Form 20-F and in the Company’s other reports filed with or furnished to the U.S. Securities and Exchange Commission, copies of which are available at www.sec.gov. The Company’s actual results could differ materially from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com